UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          Schedule 13D
                         (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
           AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                         (Amendment No. )1

                      MEGO MORTGAGE CORPORATION
                          (Name of Issuer)

                    COMMON STOCK, $.01 PAR VALUE
                   (Title of Class of Securities)

                             585165 10 3
                           (CUSIP Number)

                   Hubert M. Stiles, Jr., President,
           T. Rowe Price Recovery Fund II Associates, L.L.C.
           100 East Pratt Street, Baltimore, Maryland 21202
                           (410) 345-6703
  (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                            June 29, 1998
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filled a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(e) 13d-(f) or 13d-1(g), check the following box.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.







1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T. ROWE PRICE RECOVERY FUND II, L.P.
     52-1995189

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b) x
3        SEC USE ONLY
         ____________________________________________

4        SOURCE OF FUND*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OF PLACE OF ORGANIZATION

         DELAWARE

Number of
Shares         7       SOLE VOTING POWER              -0-
Beneficially
Owned
By Each        8      SHARED VOTING POWER
        **6,666,667 (1)

Reporting
Person         9    SOLE DISPOSITIVE POWER             -0-
With:         10    SHARED DISPOSITIVE POWER    **6,666,667 (1)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,666,667

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.8%

14       TYPE OF REPORTING PERSON*

         PN

(1) Representing 6,666,667 common shares owned. Voting and dispositive power is exercised through its sole general partner,
T. Rowe Price Recovery Fund II Associates, L.L.C.

         **See Item 5 for additional information

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO,. OF ABOVE PERSON

         T. ROWE PRICE RECOVERY FUND II ASSOCIATES, L.L.C.
         52-1599407

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                                (b) x

3        SEC USE ONLY
         _____________________________

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

Number
of
Shares            7     SOLE VOTING POWER
           -0-
Beneficially
Owned By
Each              8     SHARED VOTING POWER      **6,666,667 (1)
Reporting Person  9    SOLE DISPOSITIVE POWER         -0-
With:            10   SHARED DISPOSITIVE POWER   **6,666,667 (1)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         6,666,667

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.8%

14       TYPE OF REPORTING PERSON*

         OO (Limited Liability Company)

(1) Representing 6,666,667 common shares owned. Voting and dispositive power is exercised solely in its capacity as sole general partner of T. Rowe Price Recovery Fund II, L.P.

         **See Item 5 for additional information

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO,. OF ABOVE PERSON

         T. ROWE PRICE ASSOCIATES, INC.
         52-0556948

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                                (b) x

3        SEC USE ONLY
         _______________________________

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

Number of
Shares         7     SOLE VOTING POWER               -0-
Beneficially
Owned
By Each        8     SHARED VOTING POWER         **6,666,667 (1)
Reporting
Person         9     SOLE DISPOSITIVE POWER           -0-
With:         10     SHARED DISPOSITIVE POWER    **6,666,667 (1)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         6,666,667

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.8%

14       TYPE OF REPORTING PERSON*

         IA

(1) Representing 6,666,667 common shares owned. Voting and dispositive power is exercised solely in its capacity as managing member of T. Rowe Price Recovery Fund II Associates, L.L.C.

         **See Item 5 for additional information

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO,. OF ABOVE PERSON

         HUBERT M. STILES, JR.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                                (b) x
3        SEC USE ONLY
         ____________________________

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. Citizen

Number
of
Shares        7     SOLE VOTING POWER               -0-
Beneficially
Owned By
Each          8    SHARED VOTING POWER        **6,666,667 (1)
Reporting
Person        9   SOLE DISPOSITIVE POWER            -0-
With:        10   SHARED DISPOSITIVE POWER    **6,666,667 (1)


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         6,666,667

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.8%%

14       TYPE OF REPORTING PERSON*

         IN

(1) Representing 6,666,667 common shares which may be deemed to be beneficially owned by Mr. Stiles as a result of his position as Director of T. Rowe Price Recovery Fund II Associates, L.L.C., the sole General Partner of T. Rowe Price Recovery Fund II, L.P. Mr. Stiles disclaims beneficial ownership of such shares.

         **See Item 5 for additional information

Item 1.  Security and Issuer.

         This statement relates to the shares of common stock, $.01 par value per share (the "Common Stock") of Mego Mortgage
Corporation (the "Issuer") having its principal executive office at 1000 Parkwood Circle, 5th Floor, Atlanta, Georgia 30339.

         The Common Stock beneficially owned by the reporting persons (the "Recovery II Shares") are those acquired by T. Rowe Price Recovery Fund II, L.P. ("Recovery II") pursuant to a Common Stock Purchase Agreement dated as of June 24, 1998 among the Issuer and Recovery II (the "Purchase Agreement," attached hereto as Exhibit 7.2).

Item 2.  Identity and Background.

         (a) This statement is being filed by (i) Recovery II, a Delaware limited partnership, (ii) T. Rowe Price Recovery Fund II Associates, L.L.C., a Maryland limited liability company and the sole general partner of Recovery II (the "General Partner"),
(iii) T. Rowe Price Associates, Inc., a Maryland corporation and the sole manager of the General Partner (the "Manager") and
(iv) Hubert M. Stiles, Jr., the Vice President of the Manager with principal responsibility over investment in the Issuer by Recovery II. Recovery II, the General Partner, the Manager and Hubert M. Stiles, Jr. are collectively referred to herein as the "Reporting Persons."

         (b) The address of the principal business and the principal office of Recovery II, the General Partner and the Manager and the business address of Hubert M. Stiles, Jr. is: 100
East Pratt Street, Baltimore, Maryland 21202.

         (c) The principal business of Recovery II is to engage in venture capital investments in securities of distressed companies. The principal business of the General Partner is to act as the sole general partner of Recovery II. The principal business of the Manager is to act as manager of certain venture capital funds affiliated with T. Rowe Price Associates, Inc., a Maryland corporation. The principal occupations of Hubert M. Stiles, Jr. are the Director of the General Partner and the Vice President of the Manager.

         (d) During the five years prior to the date hereof, none of the reporting persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors or civil infractions).


(e) During the five years prior to the date hereof, none of the reporting persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)   Recovery II is a limited partnership organized under
the laws of Delaware.   The General Partner is a limited
liability company organized under the laws of Maryland.  The
Manager is a corporation organized under the laws of Maryland.
Hubert M. Stiles, Jr. is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration:

         On June 29, 1998 Recovery II acquired 6,666,667 shares of the Common Stock of the Issuer for the total purchase price of $10,000,000.00. The working capital of Recovery II was the source of funds for this purchase.

Item 4.     Purpose of Transaction:

         Recovery II acquired the Issuer's securities for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, Recovery II may dispose of or acquire additional securities of the Issuer. Except as otherwise described herein or as expressly stated below, none of the Reporting Persons has any present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
              Section 12(g)(4) of the Securities Exchange Act of
              1934; or

         (j)  Any action similar to any of those enumerated above.

Item 5.     Interest in the Securities of the Issuer:

         (a) Recovery II is the record owner of 6,666,667 shares of the Common Stock of the Issuer (the "Recovery II Shares").

         As the sole manager of the General Partner, the Manager may be deemed to own beneficially the Recovery II Shares. As the individual President of the General Partner, Hubert M. Stiles,
Jr. may be deemed to own beneficially the Recovery II Shares.
The General Partner, the Manager and Hubert M. Stiles, Jr. each disclaim beneficial ownership of the Recovery II Shares.

         Each of the Reporting Persons may be deemed to own beneficially 21.8% of the Common Stock, which percentage is calculated based upon 30,566,667 shares of the Common Stock disclosed by the Issuer as outstanding pursuant to the recapitalization of the Issuer, to which Recovery II's purchase of the Issuer's Common Stock under the Purchase Agreement is a component thereof.

         (b) Number of shares of Common Stock as to which each such person has

              (i)  Sole power to vote or direct the vote:

                   0 shares for each Reporting Person;

              (ii) Shared power to vote or direct the vote:

                   6,666,667 shares for each Reporting Person;

              (iii)     Sole power to dispose or to direct the
disposition:

                   0 shares for each Reporting Person;

              (iv) Shared power to dispose or to direct the disposition:

                   6,666,667 shares for each Reporting Person.

         (c)  Except as set forth above, none of the Reporting
Persons has effected any transaction in the Shares during the last 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Stock beneficially owned by any of the Reporting Persons.

         (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer:

         Pursuant to the terms of a certain Common Stock Purchase Agreement dated June 24, 1998 (the "Purchase Agreement," attached hereto as Exhibit 7.2) by and between the Issuer and Recovery II, Recovery II purchased 6,666,667 shares of the Common Stock.

         Pursuant to the terms of the Registration Rights Agreement dated as of June 29, 1998 by and between the Issuer and Friedman, Billings, Ramsey & Co. on behalf of Recovery II (and certain other purchasers of the Issuer's capital stock) the "Registration Rights Agreement", attached hereto and filed as Exhibit 7.3, the Issuer has agreed to grant certain registration rights to the Recovery II (and certain other purchasers of the Issuer's capital stock).

Item 7.     Material to be Filed as Exhibits:

         Exhibit 7.1 - Agreement regarding filing of joint Schedule
           13D.

         Exhibit 7.2 - Common Stock Purchase Agreement dated June 24, 1998 by and between the Issuer and Recovery II.

         Exhibit 7.3 - Execution Copy of the Registration Rights Agreement dated June 29, 1998 by and between the Issuer and Friedman, Billings, Ramsey & Co. on behalf of Recovery II (and certain other purchasers of the Issuer's capital stock).

SIGNATURE


         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  July 9, 1998

T. ROWE PRICE RECOVERY FUND II, L.P.

By:  T. Rowe Price Recovery Fund II
           Associates, L.L.C., Its General Partner

   By:  T. Rowe Price Associates, Inc.,
              Its Managing Member

      By:/s/ Hubert M. Stiles, Jr.
            Hubert M. Stiles, Jr.
            Vice President



T. ROWE PRICE RECOVERY FUND II ASSOCIATES, L.L.C.

By:  T. Rowe Price Associates, Inc.,
         Its Managing Member


          By:/s/ Hubert M. Stiles, Jr.
           Hubert M. Stiles, Jr.
           Vice President



T. ROWE PRICE ASSOCIATES, INC.

  By:/s/ Lucy B. Robins
           Lucy B. Robins
           Vice President



/s/ Hubert M. Stiles, Jr.
Hubert M. Stiles, Jr., individually




EXHIBIT 7.1


AGREEMENT


         This Agreement, dated as of July 9, 1998, is by and among
T. Rowe Price, Recovery Fund II, L.P., a Delaware limited partnership, T. Rowe Price Recovery Fund II Associates, L.L.C., a
Maryland limited liability company, T. Rowe Price Associates,
Inc., a Maryland corporation and Hubert M. Stiles, Jr., an individual.

         Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on Schedule 13D on behalf of each of the parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

         Executed and delivered as of the date first above written.

T. ROWE PRICE RECOVERY FUND II, L.P.

By:  T. Rowe Price Recovery Fund II
           Associates, L.L.C., Its General Partner

   By:  T. Rowe Price Associates, Inc.,
              Its Managing Member

      By:/s/ Hubert M. Stiles, Jr.
            Hubert M. Stiles, Jr.
            Vice President

T. ROWE PRICE RECOVERY FUND II ASSOCIATES, L.L.C.

By:  T. Rowe Price Associates, Inc.,
         Its Managing Member

  By:/s/ Hubert M. Stiles, Jr.
           Hubert M. Stiles, Jr.
           Vice President

T. ROWE PRICE ASSOCIATES, INC.

     By:/s/ Lucy B. Robins
               Lucy B. Robins
               Vice President


/s/ Hubert M. Stiles, Jr.
Hubert M. Stiles, Jr., individually






MEGO MORTGAGE CORPORATION
AND

T. ROWE PRICE RECOVERY FUND II, L.P.



COMMON STOCK
PURCHASE AGREEMENT


Dated as of

June 24, 1998

Table of Contents

Page
Section 1   Definitions                                     2
Section 2   Agreement to Sell and Purchase the Securities   2
Section 3   Issuance of the Certificates Representing the
            Securities                                      2
Section 4. . . . .Representations, Warranties and Covenants of the Company     3
           4.1.Organization and Qualification     3
           4.2 Authorized Capital Stock       4
           4.3.Due Execution, Delivery and Performance 4
           4.4.Offering Memorandum and Additional Information    5
           4.5 Legal Proceedings             5
           4.6.No Material Adverse Change    6
           4.7.Law and Regulation            6
           4.8.Accounting Matters            7
           4.9.Compliance with Securities Laws    8
           4.10.Intangibles                   8
           4.11.Title                         9
           4.12.Contracts                     9
           4.13.No Violation                  9
           4.14.Transactions with Affiliates  9
           4.15.No Manipulation               10
           4.16.Taxes                         10
           4.17.Investment Company Act of 1940     10
           4.18.Use of Proceeds               10
           4.19.Certificates                  10
           4.21.Other Transactions            10
           4.22.Best Efforts                  10
           4.23.Due Diligence                 11
Section 5. Representations, Warranties and Covenants of Purchaser     11
           5.1.Compliance with United States Securities Laws     11
           5.2.Status of Purchaser                          11
           5.3 Restrictions on Re-Sale                      12
           5.4.Due Execution, Delivery and Performance of the
               Purchase Agreement and Other Obligations         12
           5.5.Representations, Warranties and Covenants at
               Closing                                          13
Section 6. Survival of Representations, Warranties, Covenants and Agreements
 13
Section 7. . . . . . . . . . . . . .  . . . . . Conditions to Closing     13
           7.1.Exchange Offer 13
           7.2.Additional Equity   14
           7.3.Waiver of Change of Control Payments    14
           7.4.Registration Rights Agreement           14
           7.5.Opinion of Greenberg Traurig            14
           7.6.Comfort Letter 19
           7.7.Offering Memorandum 19
           7.8.Other Transactions  19
           7.9.No Material Adverse Effect              20
           7.10.Certificates   20
           7.11.Consents       20
Section 8. . . . . . . . . . . . . . . . . . . . Conditions to Closing     20
Section 9. . . . . . . . . . . . . . . .Compliance with the Securities Act 20
           9.1.                               Information Available    20
           9.2.                               Legend Requirement       21
Section 10.. . . . . . . . . . . . . . . . . . . . . . . .Broker's Fee     21
Section 11.. . . . . . . . . . . . . . . . . . . . . . . . . . Notices     22
Section 12.. . . . . . . . . . . . . . . . . . . . . . . . .Amendments     22
Section 13.. . . . . . . . . . . . . . . . . . . . . . . . . .Headings     23
Section 14.. . . . . . . . . . . . . . . . . . . . . . . . Enforcement     23
Section 15.. . . . . . . . . . . . . . . . . . . . . . . Governing Law     23
Section 16.. . . . . . . . . . . . . . . . . . . . . . . .Severability     23
Section 17.. . . . . . . . . . . . . . . . . . . . . . . .Counterparts     23
Section 18.. . . . . . . . . . . . . . . . . . . . . . . . .Assignment     23

MEGO MORTGAGE CORPORATION

COMMON STOCK
PURCHASE AGREEMENT

              This Common Stock Purchase Agreement is made as of
June 24, 1998, by and between T. Rowe Price Recovery Fund II,
L.P. (the "Purchaser"), and Mego Mortgage Corporation (the "Company"), a Delaware corporation, with its principal offices at 1000 Parkwood Circle, 5th Floor, Atlanta, Georgia.
              WHEREAS, the Company is engaging in a plan of recapitalization (the "Recapitalization") which includes the following: (i) a private offering (the "Common Stock Offering") of shares of its common stock, par value $.01 per share (the
"Common Stock"); (ii) a private offering (the "Series A Preferred Stock Offering") by the Company of shares of its Series A
Convertible Preferred Stock, par value $.01 per share (the
"Series A Preferred Stock"); and (iii) an exchange offer to occur concurrent with the Common Stock Offering and the Series A
Preferred Stock Offering (together, the "Offerings") and as a condition thereto to exchange shares of Series A Preferred Stock and/or new 12.5% Subordinated Notes Due 2001 ("New Notes") of the Company or a combination thereof, subject to certain limitations, for any and all of the outstanding 12.5% Senior Subordinated
Notes Due 2001 of the Company, subject to certain conditions (the "Exchange Offer");
              WHEREAS, the Company will enter into a Placement Agreement (the "Placement Agreement"), with Friedman, Billings, Ramsey & Company, Incorporated ("FBR"), a Virginia corporation, pursuant to which FBR will act as placement agent in connection with the issue and sale of the Common Stock and Series A
Preferred Stock (together with the New Notes, the "Securities") to be issued in the Offerings, and;
              WHEREAS, the completion of the Offerings (the "Closing") is scheduled to take place on June 26, 1998, or such other date (the "Closing Date") as is agreed upon by the Company and FBR;
              WHEREAS, the Company wishes to offer and sell to Purchaser, and Purchaser wishes to buy from the Company, on the terms and conditions set forth herein, up to 6,666,667 shares of Common Stock for a purchase price of $1.50 per share, or $10,000,000 in aggregate;
              NOW, THEREFORE, in consideration of the premises and the mutual covenants contained in this Purchase Agreement, the parties agree as follows:
              Section 1. Definitions. Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Company's Offering Memorandum, dated June 9, 1998 (the "Offering Memorandum").
              Section 2. Agreement to Sell and Purchase the Securities. Subject to the terms and conditions of this Purchase Agreement, that certain registration rights agreement (the "Registration Rights Agreement") to be entered into by and between the Company and Purchaser, as described in the Offering Memorandum, and the Placement Agreement, the Company agrees to sell and Purchaser agrees to buy 6,666,667 shares (the "Shares") of Common Stock for a purchase price of $1.50 per share, or $10,000,000 in the aggregate (the "Purchase Price"). Purchaser shall pay the Purchase Price on the Closing Date in New York
Clearing House Funds, to the account of the Company.
              The Company represents to Purchaser that, prior to the Closing, the Company will be executing substantially identical purchase agreements with respect to shares of Common Stock and Series A Preferred Stock (except for the name and address of the Purchaser and the number of shares of Series A Preferred Stock or Common Stock, as the case may be, purchased) with certain other investors (the "Other Purchasers") for an aggregate purchase price of at least $30,000,000. Purchaser and Other Purchasers are hereinafter sometimes referred to as the "Purchasers," and this Purchase Agreement and such other Purchase Agreements are hereinafter sometimes referred to as the "Purchase Agreements."
              Section 3.     Issuance of the Certificates
Representing the Securities. At the Closing, the Company will cause to be delivered to the Purchaser, one certificate for the Shares being purchased registered in the name of Purchaser as set forth on the signature page hereof (or in such other name as may be designated by Purchaser to the Company in writing upon payment of the applicable purchase price therefor).
              Section 4. Representations, Warranties and Covenants of the Company. The Company hereby represents and warrants to, and covenants with, Purchaser as follows:
                   4.1. Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority, and all necessary authorizations, approvals, consents, orders, licenses, certificates and permits of and from all governmental or regulatory bodies or any other person or entity, to own, lease and license its assets and properties and conduct its business as now being conducted and as described in the Offering Memorandum, except for such authorizations, approvals, consents, orders, licenses, certificates and permits the failure to so obtain would not have a material adverse effect upon the assets or properties, business, results of operations, prospects or condition
(financial or otherwise) of the Company and its subsidiaries, taken as a whole (a "Material Adverse Effect"); no such authorization, approval, consent, order, license, certificate or permit contains a materially burdensome restriction other than as disclosed in the Offering Memorandum; and the Company has all such corporate power and authority, and has or will have as of the Closing such authorizations, approvals, consents, orders, licenses, certificates and permits as shall be necessary to enter into, deliver and perform this Agreement, the Purchase Agreements and the Other Transaction Documents (as defined in Section 4.3, below) and to issue and sell the Securities (except as may be required under state securities laws). The Company is duly qualified to do business and is in good standing in every jurisdiction where such qualification is required by controlling law and where the failure to so qualify is reasonably likely to have a Material Adverse Effect. The Company has no subsidiaries that would be deemed to be "significant subsidiaries" for purposes of Rule 1-02 of Regulation S-X promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), substituting in the tests set forth in such rule the figure "5%" in each case for "10%."
                   4.2. Authorized Capital Stock. The authorized, issued and outstanding capital stock of the Company is as set forth in the Offering Memorandum. All issued and outstanding shares of Company capital stock have been duly and validly authorized and issued, are fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, and have not been issued in violation of or subject to any preemptive right, co-sale right, registration right, right of first refusal or other similar right. All of the outstanding shares of capital stock of the Company's subsidiaries have been duly and validly authorized and issued and are fully paid and non-assessable and are owned, directly or indirectly, by the Company, free and clear of any lien, pledge, charge, security interest or other encumbrance. The Shares have been duly authorized and, when issued and sold pursuant to this Purchase Agreement will be duly and validly issued, fully paid and nonassessable and none of them will be issued in violation of any preemptive or other similar right. Except as disclosed in the Offering Memorandum, there is no outstanding option, warrant or other right calling for the issuance of, and there is no commitment, plan or arrangement to issue, any share of capital stock of the Company or any subsidiary or any security convertible into, or exercisable or exchangeable for, such capital stock. The Shares conform in all material respects to all statements in relation thereto contained in the Offering Memorandum.
                   4.3. Due Execution, Delivery and Performance. The execution, delivery and performance of each of this Agreement and the Placement Agreement, the Registration Rights Agreement, the Purchase Agreements entered into with the Other Purchasers (collectively, the "Other Transaction Documents") by the Company
(a) have been (or prior to Closing will be) duly authorized by all requisite corporate action of the Company and (b) will not violate (i) the Certificate of Incorporation or Bylaws of the Company, or (ii) any provision of any indenture, mortgage, agreement, contract, or other instrument to which the Company or any of its subsidiaries is bound or be in conflict with, or result in a breach of or constitute (upon notice or lapse of time or both) a default under any such indenture, mortgage, agreement, contract, or other instrument or result in the creation or imposition of any lien, security interest, mortgage, pledge, charge or other encumbrance of any nature whatsoever upon any of the properties or assets of the Company or any of its subsidiaries, except for any such violations, conflicts, breaches or defaults which have been waived in writing as of the Closing or would not have a Material Adverse Effect. Upon execution and delivery, this Agreement and the Other Transaction Documents will constitute legal, valid and binding obligations of the Company, enforceable in accordance with their respective terms, except insofar as the enforcement thereof may be limited by bankruptcy law or other laws relating to or affecting the enforcement of creditors' rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) and except as rights to indemnity or contribution may be limited under applicable law.
                   4.4. Offering Memorandum and Additional
Information. The Company has furnished, and Purchasers acknowledge receipt of the Offering Memorandum dated June 9, 1998.
              The Offering Memorandum when combined with the documents incorporated by reference therein does not, and any amendment or supplement thereto will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Each document incorporated by reference into the Offering Memorandum complies in all material respects with the requirements of the Exchange Act, and the Commission's rules and regulations thereunder ("Exchange Act Regulations") and, when read together with the other information in the Offering Memorandum, does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
                   4.5. Legal Proceedings. There are no actions, suits, investigations or proceedings pending or threatened other than as disclosed in the Offering Memorandum (including the documents incorporated by reference therein and provided to the Purchasers) to which the Company or any of its subsidiaries is a party or to which any of their properties is subject before or by any court or governmental agency or both which is reasonably likely to have, individually or in the aggregate, a Material
Adverse Effect; and to the knowledge of the Company, no such actions, suits, investigations or proceedings are threatened by any person, corporation or governmental agency or body.
                   4.6. No Material Adverse Change. Subsequent to the respective dates as of which information is given in the Offering Memorandum, and except as specifically described therein, there has not been (i) any material adverse change in the business, properties or assets described or referred to in the Offering Memorandum, or the results of operations, condition (financial or otherwise) earnings, operations, business or business prospects, of the Company and its subsidiaries, taken as a whole, (ii) any transaction entered into (whether binding or nonbinding) by the Company and/or its subsidiaries that is material to the Company and its subsidiaries, taken as a whole, except transactions in the ordinary course of business, (iii) any obligation that is material to the Company and its subsidiaries, direct or indirect, contingent or noncontingent, matured or unmatured, absolute or otherwise, incurred by the Company or its subsidiaries, except obligations incurred in the ordinary course of business, (iv) any change in the capital stock (other than upon the exercise of stock options described in the Offering Memorandum) or outstanding indebtedness of the Company or its subsidiaries (other than indebtedness incurred in the ordinary course of business consistent with past practice), (v) any dividend or distribution of any kind declared, paid or made on the capital stock of the Company or any of its subsidiaries, or
(vi) any change in senior management or key employees, and no such change or event is reasonably expected.
                   4.7. Law and Regulation. The Company and its subsidiaries are in compliance with, and conduct their respective businesses in conformity with all applicable laws and governmental regulations governing the businesses conducted by the Company and its subsidiaries, as the case may be, except for failures to comply or conform which would not have a Material
Adverse Effect.
                   4.8. Accounting Matters. Deloitte & Touche LLP ("D&T"), which has audited the financial statements, together with the related notes, of the Company as of August 31, 1997 and 1996, and for each of the three years ended August 31, 1997, 1996, and 1995, which are included in the Offering Memorandum, are independent public accountants as required by the Securities
Act of 1933, as amended (the "Securities Act") and the Securities
Act Regulations (as if the Offering Memorandum was a prospectus filed as part of a registration statement filed under the Securities Act).
              The financial statements included or incorporated by reference in the Offering Memorandum comply as to form in all material respects with applicable accounting requirements of the Securities Act, the Securities Act Regulations, the Exchange Act, and the Exchange Act Regulations, including Regulation S-X under the Securities Act (as if such financial statements were filed with or incorporated by reference in a registration statement under the Securities Act), and said financial statements present fairly the financial position of the Company and its Subsidiaries on a consolidated basis as of the dates indicated and the results of their operations for the periods specified; except as otherwise stated in the Offering Memorandum, such financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis and such financial statements are consistent in all material respects with financial statements and other reports filed by the Company and its Subsidiaries with the Commission; the supporting schedules included are incorporated by reference in the Offering Memorandum and present fairly the information required to be stated therein. The selected and summary financial and statistical data included in the Offering Memorandum present fairly the information shown therein and have been compiled on a basis consistent with the audited financial statements presented therein.
              The Company and each of its subsidiaries (i) make and keep books and records which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets;
(ii) maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (a) transactions are executed in accordance with management's general or specific authorizations, (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (c) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect thereto, and (d) access to assets is permitted only with management's general or specific authorization; and (iii) otherwise conform to the requirements of the Exchange Act, Section 13(b) and Regulation 13b-2 thereunder and shall continue to do so for so long as Purchaser holds any Shares.
                   4.9. Compliance with Securities Laws.  Assuming
(i) the accuracy of the representations and warranties of FBR and the Purchasers as set forth in the Placement Agreement and the Purchase Agreements, and (ii) that the Purchaser, the Other Purchasers and the participants in the Exchange Offer are either "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) or "accredited investors" (as defined in Rule 501(a) under the Securities Act) (the Company having received representations from such persons to such effect), the Company has complied with all applicable federal and state securities or Blue Sky laws in connection with the Offerings and the Offerings are or will be exempt from registration under such laws.
                   4.10.     Intangibles.  The Company owns or
possesses adequate and enforceable rights to use all trademarks, trademark applications, trade names, service marks, copyrights, copyright applications, licenses, know-how and other similar rights and proprietary knowledge (collectively, "Intangibles") necessary for the conduct of its business as described in the Offering Memorandum. The Company has not received any notice of, nor to its best knowledge is aware of, any infringement of or conflict with asserted rights of others with respect to any Intangibles which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect.
                   4.11. Title. The Company has good title to each of the items of personal property which are reflected in the financial statements referred to in Section 4.8 or are referred to in the Offering Memorandum as being owned by it and valid and enforceable leasehold interests in each of the items of real and personal property which are referred to in the Offering
Memorandum as being leased by it, in each case free and clear of all liens, encumbrances, claims, security interests and defects, other than those described in the Offering Memorandum and those which do not and will not have a Material Adverse Effect.
                   4.12. Contracts. Each material contract or agreement to which the Company is a party is in full force and effect and is valid and enforceable by and against the Company in accordance with its terms, assuming the due authorization, execution and delivery thereof by each of the other parties thereto. Except as disclosed in the Offering Memorandum, neither the Company, nor to the best knowledge of the Company, any other party is in default in the observance or performance of any term or obligation to be performed by it under any such agreement, and no event has occurred which with notice or lapse of time or both would constitute such a default, in any such case which default or event would have a Material Adverse Effect. Except as described in the Offering Memorandum, no default exists, and no event has occurred which with notice or lapse of time or both would constitute a default, in the due performance and observance of any term, covenant or condition, by the Company of any other agreement or instrument to which the Company is a party or by which it or its properties or business may be bound or affected which default or event would have a Material Adverse Effect.
                   4.13. No Violation. The Company is not in violation of any term or provision of its Certificate of Incorporation or Bylaws or of any franchise, license, permit, judgment, decree, order, statute, rule or regulation, where the consequences of such violation would have a Material Adverse
Effect.
                   4.14.     Transactions with Affiliates.  No
transaction has occurred or is contemplated between or among the Company and any of its officers or directors or any affiliate or affiliates of any such officer or director that would have been required to be described in the Offering Memorandum if it were part of a Registration Statement under the Securities Act and is not described in the Offering Memorandum.
                   4.15. No Manipulation. The Company has not taken, nor will it take, directly or indirectly, any action designed to or which might reasonably be expected to cause or result in, or which has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of the Common Stock to facilitate the sale or resale of any of the Shares.
                   4.16.     Taxes.  The Company or its former
parent, Mego Financial Corp., has filed all Federal, state, local and foreign tax returns which are required to be filed by the Company through the date hereof, or has received extensions thereof, and has paid all taxes shown on such returns and all assessments received by it to the extent that the same are material and have become due.
                   4.17. Investment Company Act of 1940. The Company is not, and will not become upon the issuance and sale of the Securities and the application of net proceeds therefrom as described in the Offering Memorandum under the caption "Use of Proceeds," an "investment company" or, assuming FBR is not an "investment company," an entity "controlled" by an "investment company" as such terms are defined in the Investment Company Act of 1940, as amended (the "1940 Act").
                   4.18. Use of Proceeds. The Company will apply the proceeds from the Offerings as set forth in the Offering Memorandum.
                   4.19. Certificates. Any certificates signed by any officer of the Company or its subsidiaries, and delivered to the Purchasers or to counsel for the Purchasers pursuant to the terms of this Agreement shall be deemed a representation and warranty by the Company to the Purchaser as to the matters covered thereby.
                   4.21. Other Transactions. The material terms of all of the transactions relating to the Recapitalization are accurately disclosed in the Offering Memorandum.
                   4.22.     Best Efforts.  The Company shall
cooperate with Purchaser and shall use its reasonable best efforts to do or cause to be done all things necessary or appropriate on its part in order to effect the consummation of the transactions contemplated under this Agreement.
                   4.23.     Due Diligence.  In order to permit
Purchaser to perform further due diligence, the Company shall give to Purchaser and its accountants, counsel and other authorized representatives reasonable access during normal business hours throughout the period prior to the Closing Date to all of its properties, books, records, contracts and other documents relating to its business as Purchaser may reasonably request, subject to the obligation of Purchaser and its authorized representatives to maintain the confidentiality of all non-public information concerning the Company obtained by reason of such access.
              Section 5. Representations, Warranties and Covenants of Purchaser. Purchaser hereby represents, warrants and covenants to the Company as follows:
                   5.1. Compliance with United States Securities Laws. Purchaser understands and acknowledges that the Shares have not been registered under the Securities Act, and that the Shares may not be offered or sold in the United States or to, or for the account or benefit of, any "U.S. person" (as defined in Regulation S under the Securities Act), unless such Securities are registered under the Securities Act or such offer or sale is made pursuant to an exemption from the registration requirements of the Securities Act. The Shares are being offered and sold in reliance on an exemption from registration pursuant to Section
4(2) of the Securities Act and Rule 506 promulgated thereunder. Purchaser further represents that it has read and understands the investor notices and legends set forth in the Offering
Memorandum.
                   5.2. Status of Purchaser. Purchaser is purchasing the Shares for its own account or for persons or accounts as to which it exercises investment discretion. Such Purchaser is an "accredited investor" (as defined in Rule 501(a) under the Securities Act) and is knowledgeable, sophisticated and experienced in making, and is qualified to make, decisions with respect to investments in restricted securities and has requested, received, reviewed and considered all information it deems relevant in making a decision to execute this Purchase Agreement and to purchase the Shares. Purchaser has agreed to purchase the Shares for investment and not with a view to distribution. To the extent that any certificate representing the Shares is registered in the name of Purchaser's nominee, Purchaser confirms that such nominee is acting as custodian for Purchaser of the Shares represented thereby.
                   5.3. Restrictions on Re-Sale. Purchaser understands that the Shares are only transferable on the books and records of the Company and its Transfer Agent and Registrar and that the Company and the Transfer Agent and Registrar will not register any transfer of the Shares which the Company in good faith believes violates the restrictions set forth in this
Section 5.3 or violates any state or federal securities laws. Purchaser will not, directly or indirectly, voluntarily offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) its rights under this Purchase Agreement or the Shares otherwise than in compliance with the Securities Act, any applicable state securities or blue sky laws and any applicable securities laws of jurisdictions outside the United States, and the rules and regulations promulgated thereunder.
              Purchaser understands that the Company intends to register the Shares under the Securities Act as contemplated in the Registration Rights Agreement. After registration of the Shares under the Securities Act, Purchaser agrees to comply with the prospectus delivery and all other requirements of the Securities Act in connection with any sale or other disposition of the Shares. Purchaser agrees that Purchaser or its broker will deliver to each transferee a copy of a current prospectus until the Company gives written notice to the Purchaser that delivery of a current prospectus is no longer required.
Purchaser agrees to confirm with the Company that the prospectus is in fact current and that the Shares may be lawfully sold prior to any sale or other disposition by Purchaser.
                   5.4. Due Execution, Delivery and Performance of the Purchase Agreement and Other Obligations. Upon approval of this Agreement and the transactions contemplated herein by its Board of Directors: Purchaser will have full right, power, authority and capacity to enter into this Purchase Agreement and to consummate the transactions contemplated hereby; the execution, delivery and performance of this Purchase Agreement by Purchaser will have been duly authorized by all requisite corporate action of Purchaser; upon the execution and delivery of this Purchase Agreement by Purchaser, this Purchase Agreement shall constitute the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with its terms except insofar as the enforcement thereof may be limited by bankruptcy law or other laws relating to or affecting the enforcement of creditors' rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) and except as rights to indemnity and contribution may be limited under applicable law.
                   5.5. Representations, Warranties and Covenants at Closing. Each of the representations and warranties contained in this Section 5 is true and correct as of the date of this Purchase Agreement and will be true and correct as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date. Each of the covenants contained in this Section 5 will have been performed as of the Closing Date if performance is required as of such date by this Section 5.
              Section 6. Survival of Representations, Warranties, Covenants and Agreements. Notwithstanding any investigation made by either party to this Purchase Agreement, all representations, warranties, covenants and agreements made by the Company and Purchaser herein shall survive the execution of this Purchase Agreement, the delivery of certificates representing the Shares and the receipt of payment for the Shares.
              Section 7. Conditions to Closing. The obligations of the Purchaser hereunder are subject to (i) the accuracy of the representations and warranties on the part of the Company in all material respects on the date hereof, at the Closing Date, (ii) the performance by the Company of its obligations hereunder in all material respects, and (iii) the following further conditions:
                   7.1. Exchange Offer. The Company shall have consummated the Exchange Offer with respect to at least $76 million in aggregate principal amount of Original Notes.
                   7.2. Additional Equity. The Company shall have consummated or sale of additional shares of Common Stock and Series A Preferred Stock pursuant to the Offerings for aggregate gross proceeds to the Company of not less than $30,000,000.
                   7.3. Waiver of Change of Control Payments. All current and former directors, officers, employees and consultants of the Company or any subsidiary who would be entitled as a result of the consummation of the Recapitalization to receive payments or other benefits pursuant to "change of control" provisions of any agreement between such person and the Company or any subsidiary shall have irrevocably waived their rights to receive such payments or benefits and the Company shall have irrevocably determined not to make such payments.
                   7.4. Registration Rights Agreement. The Company and the Placement Agent shall have entered into the Registration Rights Agreement as described in the Offering Memorandum.
                   7.5. Opinion of Greenberg Traurig. The Company shall have furnished to the Placement Agent on the Closing Date an opinion of Greenberg Traurig Hoffman Lipoff Rosen & Quentel,
P.A., counsel for the Company, addressed to the Purchaser and dated the Closing Date and in form reasonably satisfactory to the Purchaser, stating that:
                        (a)  the authorized shares of capital stock
         of the Company conform as to legal matters to the description thereof contained in the Offering Memorandum under the heading "Description of Capital Stock"; the Company has an authorized capitalization as set forth in the Offering Memorandum under the caption "Capitalization"; the issued and outstanding shares of capital stock of the Company have been duly and validly authorized and issued and are fully paid and non-assessable; to such counsel's knowledge, except as set forth in the Offering Memorandum, there are no outstanding (i) securities or obligations of the Company convertible into or exercisable or exchangeable for any shares of capital stock of the Company, (ii) warrants, rights, or options to subscribe for or purchase from the Company any shares of capital stock or any such convertible or exchangeable securities or obligations, or
         (iii) obligations of the Company to issue any shares of capital stock, any such convertible or exchangeable securities or obligation, or any such warrants, rights, or options; the Shares have been duly authorized, and, when issued and sold pursuant to this Purchase Agreement, will be duly and validly issued, fully paid and nonassessable.
                        (b)  the Company has been duly incorporated
         and is validly existing and in good standing under the laws of the State of Delaware with all requisite corporate power and authority to own, lease and license its assets and properties and conduct its business as now being conducted and as described in the Offering Memorandum and to enter into, deliver and perform this Agreement, the Purchase Agreements and the Other Transaction Documents;
                        (c)  the Company is duly qualified in or
         registered by and in good standing as a foreign corporation in each jurisdiction in which it conducts business excpet where such failre to qualify would not have a material adverse effect on the business of the Company;

                        (d)  to such counsel's knowledge, except as
         described in the Offering Memorandum, the Company is not in breach of, or in default under (nor has any event occurred that with notice, lapse of time, or both would constitute a breach of or default under) its Certificate of Incorporation or in the performance or observation of any obligation, agreement, covenant, or condition contained in any license, indenture, mortgage, deed of trust, loan or credit agreement, or any other agreement or instrument known to such counsel to which the Company or any of its subsidiaries is a party or by which any of them or their respective properties may be bound or affected or under any law, regulation, or rule or any decree, judgment, or order applicable to the Company or any of its subsidiaries, except such breaches or defaults that are not reasonably likely to have a Material Adverse Effect;
                        (e) the execution, delivery, and performance of this Agreement and the Other Transaction Documents by the Company and the consummation by the Company of the transactions contemplated under this Agreement and the Other Transaction Documents, as the case may be, do not and will not conflict with, or result in any breach of, or constitute a default under (nor constitute any event that with notice, lapse of time, or both would constitute a breach of or default under) (i) any provisions of the Company's certificate of incorporation or by-laws, (ii) any provision of any license, indenture, mortgage, deed of trust, loan or credit agreement, or other agreement or instrument known to such counsel and to which the Company or any subsidiary is a party or by which any of them or their respective properties may be bound or affected, or (iii) to such counsel's knowledge, assuming (x) the accuracy of the representations and warranties of the Company, FBR and the Purchasers set forth in the Placement Agreement, the Purchase Agreements and the Other Transaction Documents, and (y) that the Purchaser, the Other Purchasers and the participants in the Exchange Offer are either "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) or "accredited investors" (as defined in Rule 501(a) under the Securities Act), any law or regulation or any decree, judgment, or order applicable to the Company or any subsidiary, except in the case of clause (ii) for such conflicts, breaches, or defaults that have been waived or individually or in the aggregate are not reasonably likely to have a Material Adverse Effect;
                        (f)  the Company has full corporate power,
         and authority to enter into and perform this Agreement and the Other Transaction Documents and to consummate the transactions contemplated herein; this Agreement and the Other Transaction Documents have been duly authorized, executed, and delivered by the Company and will constitute valid and binding agreements of the Company enforceable against the Company in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors' rights generally, and by general principles of equity, whether considered at law or in equity, and except as rights to indemnity or contribution may be limited under applicable law;
                        (g)  assuming (x) the accuracy of the
         representations and warranties of the Company, FBR and the Purchasers set forth in the Placement Agreement, the Purchase Agreements and the Other Transaction Documents, and
         (y) that the Purchaser, the Other Purchasers and the participants in the Exchange Offer are either "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) or "accredited investors" (as defined in Rule 501(a) under the Securities Act), no approval, authorization, consent, or order of or filing with any federal or, to such counsel's knowledge, state governmental or regulatory commission, board, body, authority, or agency is required in connection with the execution, delivery, and performance by the Company of this Agreement and the Other Transaction Documents or the consummation of the transactions contemplated hereby and thereby by the Company, or the sale and delivery of the Shares by the Company as contemplated hereby, other than (i) the filing of a certificate of designation of the Series A Preferred Stock with the Secretary of State of Delaware, (ii) the filing of a Current Report on Form 8-K, (iii) filings required pursuant to the terms of the Registration Rights Agreement and any other registration rights agreements entered into pursuant to the Offerings and the Exchange Offer, and (iv) as may be required pursuant to any state securities laws;
                        (h) to such counsel's knowledge, each of the Company and its subsidiaries has all necessary licenses, authorizations, consents, and approvals and has made all necessary filings required under any federal, state, or local law, regulation or rule, and has obtained all necessary authorizations, consents, and approvals from other persons, required to conduct their respective businesses, as described in the Offering Memorandum, except to the extent that any failure to have any such licenses, authorizations, consents, or approvals would not, individually or in the aggregate, have a Material Adverse Effect; to such counsel's knowledge, neither the Company nor any of its subsidiaries is in violation of, in default under, or has received any notice regarding a possible violation, default, or revocation of any such license, authorization, consent, or approval or any federal, state, local, or foreign law, regulation, or decree, order, or judgment applicable to the Company or any of its subsidiaries, which would result in a Material Adverse Effect; and no such license, authorization, consent, or approval contains a materially burdensome restriction that is not adequately disclosed in the Offering Memorandum;
                        (i)  the issuance and sale of the Shares by
         the Company is not subject to preemptive or other similar rights arising by operation of law, under the Certificate of Incorporation or Bylaws of the Company or under any agreement known to such counsel to which the Company or any of its subsidiaries is a party;
                        (j) the form of certificate used to evidence the shares complies in all material respects with all applicable statutory requirements, with any applicable requirements of the Certificate of Incorporation and Bylaws of the Company and the requirements of The Nasdaq National Market;
                        (k)  the statements under the captions
         "Business -- Government Regulation," "Description of the Original Notes," "Description of the New Notes," "Description of Capital Stock" and "Certain Federal Income Tax Consequences" in the Offering Memorandum, insofar as such statements constitute a summary of the legal matters referred to therein, constitute accurate summaries thereof in all material respects;
                        (l)  except as described in the Offering
         Memorandum, to such counsel's knowledge, there are no actions, suits, investigations or proceedings pending to which the Company or any of its subsidiaries is a party or to which any of their properties is subject before or by any court or governmental agency or both, which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect,
                        (m)  neither the Company nor any of its
         subsidiaries is, or solely as a result of transactions contemplated hereby and the application of the proceeds from the sale of the Shares or the consummation of the Recapitalization, will become an "investment company" or, assuming that FBR is not an "investment company," a company "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended (the "1940 Act").
              In addition, such counsel shall state that they have participated in conferences with the directors, officers and employees of the Company and its independent public accountants at which the contents of the Offering Memorandum were discussed and, although such counsel is not passing upon and does not assume responsibility for the accuracy, completeness, or fairness of the statements contained in the Offering Memorandum (except as and to the extent stated above), they have no reason to believe that the Offering Memorandum, as of its date and as of the date of such counsel's opinion, contained or contains any untrue statement of a material fact or omitted or omits to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (it being understood that, in each case, such counsel need express no view with respect to the financial statements and other financial and statistical data included in the Offering Memorandum).
                   7.6. Comfort Letter. The Placement Agent shall have received from Deloitte & Touche LLP, letters relating to the Offering Memorandum dated as of the Closing Date addressed to the Purchaser and in form and substance satisfactory to it.
                   7.7. Offering Memorandum.  The Offering
Memorandum, as amended or supplemented after the date hereof, shall not, in Purchaser's reasonable judgment, (i) disclose a material change in the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company and its subsidiaries taken as a whole, as described in the Offering Memorandum dated June 9, 1998, or (ii) contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.
                   7.8. Other Transactions. There shall have been, in Purchaser's reasonable judgment, no material change in the terms of the transactions described in the Offering Memorandum.
                   7.9. No Material Adverse Effect. Between the time of execution of this Agreement and the Closing Date no event shall have occurred which has had or is reasonably likely to have a Material Adverse Effect.
                   7.10. Certificates. The Company will, on the Closing Date deliver to the Purchaser a certificate of the Chief Executive Officer and the Chief Financial Officer of the Company to the effect that, to each of such officer's knowledge, the representations and warranties of the Company set forth in this Agreement are true and correct as of such date and the conditions set forth in Sections 7.1, 7.2, 7.3, 7.8, 7.9, and 7.11 of this Agreement have been met. The Company shall have furnished to the Purchaser such other documents and certificates as to the accuracy and completeness of any statement in the Offering Memorandum, the representations, warranties and statements of the Company contained herein, and the performance by the Company of its covenants contained herein, and the fulfillment of any conditions contained herein as of the Closing Date as the Purchaser may reasonably request.
                   7.11.     Consents.  The Company shall have
obtained in writing all consents of third parties necessary to permit the consummation of the transactions contemplated by this Agreement and the Other Transaction Documents and no such consent shall contain any term or condition that Purchaser reasonably deems to be materially disadvantageous to the Company or Purchaser.
              Section 8. Conditions to Closing. The obligations of the Company hereunder are subject to (i) the accuracy of the representations and warranties on the part of the Purchaser in all material respects on the date hereof, at the Closing Date, and (ii) the performance by the Purchaser of its obligations hereunder in all material respects.
              Section 9.     Compliance with the Securities Act.
                   9.1. Information Available. So long as Purchaser holds any shares of the Company's capital stock, the Company will furnish to each Purchaser:
                        (a)  as soon as practicable after available,
         one copy of (i) its Annual Report to Shareholders, and (ii) if not included in substance in the Annual Report to Shareholders, its Annual Report on Form 10-K, and (iii) each of its Quarterly Reports to Shareholders and its Quarterly Reports on Form 10-Q, and
                        (b)  upon the reasonable request of
         Purchaser, all other information of a kind that is generally available to the public.
                   9.2. Legend Requirement. Purchaser hereby agrees that the Shares will be subject to Section 5.3 hereof and to that effect the following legend will appear on the Shares until such time as the Company may deem such legend to be no longer required under the federal or state securities laws:
              The Securities represented by this
              certificate have not been registered under the Securities Act of 1933, as amended, of the United States of America (the "Act") and may have been issued in reliance upon the exemption set forth in Section 4(2) of the Securities Act and Rule 506 promulgated thereunder. The Securities represented by this certificate may not be offered, sold, transferred or otherwise disposed of in the United States or to, of for the account or benefit of, any "U.S. person" (as defined in Regulation S) unless registered under the Act or an exemption from the registration requirements of the Act is available.

              Section 10. Broker's Fee. .Purchaser acknowledges that the Company has advised it that the Company intends to pay
FBR, the placement agent: (i) a fee (the "Offerings Fee") equal to 6.0% of the gross proceeds received from the sale of the shares of Common Stock (except for those shares sold to the Purchaser) and Series A Preferred Stock sold in the Offerings and shares of Common Stock (except for those shares sold to the Purchaser or his affiliates) sold in the Rights Offering; and
(ii) a fee (the "Advisory Fee") of $1,000,000 as financial advisor in connection with the Recapitalization. Purchaser further acknowledges that the Company has advised it that the Offering Fee is payable upon consummation of the Offerings in Common Stock valued at the Offering Price and the Advisory Fee is payable upon consummation of the Rights Offering in Common Stock valued at the Offering Price. Purchaser further acknowledges that the Company as advised it that the Company has also agreed:
(i) to reimburse FBR on request by the FBR for the FBR out-of-pocket expenses, including, among other things, the fees and expenses of legal counsel; and (ii) to indemnify FBR against certain liabilities, including liabilities under the Securities
Act, and other liabilities incurred in connection with the Offerings, and to contribute to payments FBR may be required to make in respect thereof. The parties hereto hereby represent that there are no other brokers or finders entitled to compensation in connection with the sale of the securities contemplated hereby.
              Section 11. Notices. All notices, requests, consents and other communications hereunder shall be in writing, shall be mailed by registered air mail, postage prepaid, or sent by facsimile transmission with a confirmation copy sent by registered mail, and shall be deemed given when so mailed:
                        (a)  if to the Company, to 1000 Parkwood
         Circle, Atlanta, Georgia 30339, Attention: Jeffrey S. Moore, or to such other person at such other place as the Company shall designate to the Purchaser in writing;
                        (b)  if to Purchaser, to T. Rowe Price
         Recovery Fund II, L.P., 100 East Pratt Street, Baltimore, Maryland 21202, Attention: H.M. Stiles, Jr., or at such other address or addresses as Purchaser may have furnished to the Company; or
                        (c)  if to any transferee or transferees of
         Purchaser, at such address or addresses as shall have been furnished to the other parties hereto at the time of the transfer or transfers, or at such other address or addresses as may have been furnished by such transferee or transferees to the other parties hereto in writing.
              Section 3.     Amendments.  No amendment,
interpretation or waiver of any of the provisions of this Purchase Agreement shall be effective unless made in writing and signed by the parties to this Purchase Agreement.
              Section 4. Headings. The headings of the sections, subsections and subparagraphs of this Purchase Agreement are used for convenience only and shall not affect the meaning or interpretation of the contents of this Purchase Agreement.
              Section 5. Enforcement. The failure to enforce or to require the performance at any time of any of the provisions of this Purchase Agreement shall in no way be construed to be a waiver of such provisions, and shall not affect either the validity of this Purchase Agreement or any part hereof or the right of any party thereafter to enforce each and every provision in accordance with the terms of this Purchase Agreement.
              Section 6. Governing Law. This Purchase Agreement and the relationships of the parties in connection with the subject matter of this Purchase Agreement shall be governed by and determined in accordance with the laws of the State of Georgia in the United States of America.
              Section 7. Severability. If any severable provision of this Purchase Agreement is held to be invalid or unenforceable by any judgment of a tribunal of competent jurisdiction, the remainder of this Purchase Agreement shall not be affected by such judgment, and the Purchase Agreement shall be carried out as nearly as possible according to its original terms and intent.
              Section 8. Counterparts. This Purchase Agreement may be executed in counterparts, all of which shall constitute one agreement, and each such counterpart shall be deemed to have been made, executed and delivered on the date set out at the head of this Purchase Agreement without regard to the dates or times when such counterparts may actually have been made, executed or delivered.
              Section 9. Assignment. This Purchase Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of, as the case may be, and be enforceable by and against the parties hereto and their respective successors and assigns, but neither this Purchase Agreement nor any of the rights, interests or obligations of the parties hereunder shall be assigned by any of the parties hereto without the prior written consent of each of the other parties.

              IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives the day and year first above written.

         MEGO MORTGAGE CORPORATION


         By: /s/ Jeffrey S. Moore
             Name: Jeffrey S. Moore
             Title: President, CEO and
             Director



         T. ROWE PRICE RECOVERY FUND II,
         L.P.


         By: /s/ Hubert M. Stiles, Jr.
             Hubert M. Stiles, Jr.
             President
             T. Rowe Price Recovery Fund II
             Associates, L.L.C. as general
             partner

REGISTRATION RIGHTS AGREEMENT


         This Registration Rights Agreement (this "Agreement") is made and entered into as of June 29, 1998 by and among Mego Mortgage Corporation, a Delaware corporation (the "Company"), and Friedman, Billings, Ramsey & Co., Inc. ("FBR"), on behalf of the Persons (individually a "Purchaser" and collectively the "Purchasers") who purchase the Company's common stock, par value $.01 per share (the "Common Stock") and/or purchase or receive the Company's Series A Convertible Preferred Stock (the "Series A Preferred Stock") in any of the transactions comprising the Company's Recapitalization (as defined below).

         WHEREAS, the Company is engaging in a plan of recapitalization (the "Recapitalization") which includes the following: (i) a private offering (the "Common Stock Offering") of shares of its Common Stock; (ii) a private offering (the
"Series A Preferred Stock Offering") by the Company of shares of its Series A Preferred Stock; and (iii) an offer occurring concurrently with the Common Stock Offering and the Series A Preferred Stock Offering (together, the "Offerings") and as a condition thereto to exchange shares of Series A Preferred Stock and/or new 12-1/2% Subordinated Notes Due 2001 (the "New Notes") of the Company or a combination thereof, subject to certain limitations, for any and all of the Company's outstanding 12-1/2% Senior Subordinated Notes Due 2001 of the Company, subject to certain conditions (the "Exchange Offer");

         WHEREAS, the Company has entered into a Placement Agreement dated as of June 9, 1998 (the "Placement Agreement"), with
Friedman, Billings, Ramsey & Co., Inc. ("FBR"), a Virginia corporation, pursuant to which FBR will act as placement agent in connection with the issue and sale of the Common Stock and Series A Preferred Stock;

         WHEREAS, the Company has entered into various Purchase
Agreements (each a "Purchase Agreement") with certain purchasers of Common Stock and Series A Preferred Stock in conjunction with the Offerings; and

         WHEREAS, as an incentive to induce investors to participate in the Recapitalization, the Company has agreed to provide registration rights to holders of Common Stock acquired in the Offerings and holders of Series A Preferred Stock issued in the Offerings and the Exchange Offer relating to the shares of Common Stock underlying the Series A Preferred Stock (such shares of
Common Stock and shares of Common Stock underlying the Series A Preferred Stock are referred to herein as the "Securities").


         NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are acknowledged by all parties hereto, the parties, intending to be legally obligated, hereby agree as follows:


SECTION 1.    DEFINITIONS

         As used in this Agreement, the following capitalized terms shall have the following meanings:

         "Act":  The Securities Act of 1933, as amended.

         "Broker-Dealer": Any broker or dealer registered as such under the Exchange Act.

         "Closing Date":  The date of this Agreement.

         "Commission" or "SEC":  The United States Securities and
Exchange Commission.

         "DTC":  The Depository Trust Company.

         "Exchange Act": The Securities Exchange Act of 1934, as amended.

         "Holders":  As defined in Section 2(b) hereof.

         "Indemnified Holder":  As defined in Section 7(a) hereof.

         "NASD":  National Association of Securities Dealers, Inc.

         "Person": An individual, partnership, corporation, trust or unincorporated organization, or a government or an agency, authority or political subdivision thereof.

         "Prospectus":  The prospectus included in a Registration
Statement, as amended or supplemented, including post-effective amendments, therein.

         "Registration Default":  As defined in Section 4 hereof.

         "Resale Filing Deadline":  As defined in Section 3 hereof.

         "Resale Registration Statement": As defined in Section 3 hereof.

         "Securities":  As defined in the preamble hereto.

         "Transfer Restricted Securities": Each Security, until the earliest to occur of (a) the date on which such Security has been effectively registered under the Act and disposed of in accordance with a Resale Registration Statement or such other applicable registration statement, (b) the date on which such Security is available for sale without restriction to the public pursuant to Rule 144 under the Act or by a Broker-Dealer pursuant to the "Plan of Distribution" contemplated in the Resale Registration Statement.

         "Underlying Common Stock":  The shares of Company Common
Stock into which the Series A Preferred Stock may be converted.

         "Underwritten Registration" or "Underwritten Offering": An offering in which securities of the Company are sold to an underwriter for reoffering to the public pursuant to an effective registration statement filed with the Commission.


SECTION 2.    SECURITIES SUBJECT TO THIS AGREEMENT

         (a) Transfer Restricted Securities. The Securities are the Transfer Restricted Securities.

         (b) Holders of Transfer Restricted Securities. A Person is deemed to be a holder of Transfer Restricted Securities (each, a "Holder") whenever such Person owns Transfer Restricted
Securities, whether directly in certified form or through the DTC book-entry system.


SECTION 3.    RESALE REGISTRATION STATEMENT

         (a)  Registration.  The Company shall:

              (x) cause to be filed one or more registration statements on Form S-1, S-2, S-3 or S-4, if the use of such form is then available (each a "Resale Registration Statement") pursuant to Rule 415 under the Act, on or prior to September 16, 1998 (the "Resale Filing Deadline"), which Resale Registration Statements shall provide for resales of all Transfer Restricted Securities, the Holders of which shall have provided the information required pursuant to Section 3(b) hereof; and

              (y) use its reasonable best efforts to cause such Resale Registration Statements to be declared effective by the Commission on or before the 180th day after the Closing Date.

The Company shall use its reasonable best efforts to keep such Resale Registration Statement continuously effective, supplemented and amended to the extent necessary to ensure that it is available for resales of Securities by the Holders of Transfer Restricted Securities entitled to the benefit of this
Section 3(a), and to ensure that it conforms with the requirements of this Agreement, the Act and the policies, rules and regulations of the Commission as announced from time to time, until the earlier of (i) a period of at least two years following the Closing Date or (ii) the date on which all Transfer Restricted Securities may be sold without restriction.

         (b) Provision by Holders of Certain Information in Connection with the Shelf Registration Statement. No Holder of Transfer Restricted Securities may include any of its Transfer Restricted Securities in any Resale Registration Statement pursuant to this Agreement unless and until such Holder furnishes to the Company in writing, within 20 business days after receipt of a request therefor, such information as the Company may reasonably request for use in connection with any Resale Registration Statement or Prospectus or preliminary Prospectus included therein. No Holder of Transfer Restricted Securities shall be entitled to Liquidated Damages pursuant to Section 4 hereof unless and until such Holder shall have used its best efforts to provide all such reasonably requested information. Each Holder as to which any Resale Registration Statement is being effected agrees to promptly furnish to the Company any and all information required to be disclosed in order to make the information previously furnished to the Company by such Holder not materially misleading.


SECTION 4.    LIQUIDATED DAMAGES

         Subject to the provisions of Section 3(b) hereof, if (i) the applicable Resale Registration Statements required by this Agreement are not filed with the Commission on or prior to the date specified for such filing in this Agreement or (ii) any Resale Registration Statement required by this Agreement is filed and declared effective but shall thereafter cease to be effective or fail to be usable for its intended purpose without being restored to effectiveness by amendment or otherwise within thirty
(30) business days or succeeded immediately by an additional
Resale Registration Statement that cures such failure and that is itself immediately declared effective within thirty (30) business days (each such event referred to in clauses (i) and (ii), a "Registration Default"), the Company shall pay liquidated damages to each Holder of Transfer Restricted Securities with respect to the first 90-day period immediately following the occurrence of such Registration Default, in an amount equal to $.05 per share per week in the case of holders of Common Stock and per share of Underlying Common Stock in the case of holders of Series A
Preferred Stock. The amount of the liquidated damages shall increase by an additional $.05 per week with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of liquidated damages of $.50 per share per week. All accrued liquidated damages shall be paid to Record Holders by the Company by wire transfer of immediately available funds or by federal funds check on the 91st day following the occurrence of a Registration Default. Following the cure of all Registration Defaults relating to any particular Transfer Restricted Securities, the accrual of liquidated damages with respect to such Transfer Restricted Securities will cease.

         All obligations of the Company set forth in the preceeding paragraph that are outstanding with respect to any Transfer
Restricted Security at the time such Security ceases to be a Transfer Restricted Security shall survive until such time as all such obligations with respect to such Security shall have been satisfied in full.


SECTION 5.    REGISTRATION PROCEDURES

         (a) Resale Registration Statement. In connection with each Resale Registration Statement, the Company shall comply with all the provisions of Section 5(c) below and shall use all reasonable efforts to effect such registration to permit the sale of the Transfer Restricted Securities being sold in accordance with the intended methods thereof. In this regard, the Company will, by September 16, 1998, prepare and file with the Commission a Resale Registration Statement relating to the registration on any appropriate form under the Act, which form shall be available for the sale of the Transfer Restricted Securities in accordance with such intended methods of resale.

         (b) General Provisions. In connection with any Resale Registration Statement and any Prospectus required by this Agreement to permit the sale or resale of Transfer Restricted Securities (including, without limitation, any Registration Statement and the related Prospectus required to permit resales of the Securities by Broker-Dealers), the Company shall:

              (i) use its reasonable best efforts to keep such Registration Statement continuously effective and provide all requisite financial statements for the period specified in Section 3 of this Agreement, and upon the occurrence of any event that would cause any such Registration Statement or the Prospectus contained therein (A) to contain a material misstatement or omission or (B) not to be effective and usable for resale of Transfer Restricted Securities during the period required by this Agreement, the Company shall file promptly, and as appropriate, an amendment or supplement to such Registration Statement, in the case of clause (A), correcting any such misstatement or omission, and, in the case of either clause (A) or (B), use all reasonable efforts to cause such amendment to be declared effective and such Registration Statement and the related Prospectus to become usable for their intended purpose(s) as soon as practicable thereafter;

              (ii) prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement as may be necessary to keep the Registration Statement effective for the applicable period set forth in
         Section 3 hereof or such shorter period as will terminate when all Transfer Restricted Securities covered by such Registration Statement cease to be Transfer Restricted Securities; cause the Prospectus to be supplemented by any required Prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 under the Act in a timely manner, and reasonably assisting Holders in complying with the provisions of the Act with respect to the disposition of all Securities covered by such Registration Statement during the applicable period in accordance with the intended method of methods of distribution by the sellers thereof set forth in such Registration Statement or supplement to the Prospectus;

              (iii) advise the underwriter(s), if any, and selling Holders promptly and, if requested by such Persons in writing, to confirm such advice in writing, (A) when the Prospectus or any Prospectus supplement or post-effective amendment has been filed, and, with respect to any Registration Statement or any post-effective amendment thereto, when the same has become effective, (B) of any request by the Commission for amendments to the Registration Statement or amendments or supplements to the Prospectus or for additional information relating thereto, (C) of the issuance by the Commission of any stop order or other order or action suspending the effectiveness of the Registration Statement under the Act or of the suspension by any state securities or Blue Sky commission of the exemption, qualification or registration of the Transfer Restricted Securities for offering or sale in any jurisdiction, or the initiation of any proceeding for any of the preceding purposes, or (D) of the existence of any fact or the happening or any event that makes any statement of a material fact made in the Registration Statement, the Prospectus, any amendment or supplement thereto, or any document incorporated by reference therein untrue, or that requires the making of any additions to or changes in the Registration Statement or the Prospectus in order to make the statements therein not misleading. If at any time the Commission shall issue any stop order or other order or take other action suspending the effectiveness of the Registration Statement, or any state securities commission or other regulatory authority shall issue an order suspending the exemption, qualification or registration of the Transfer Restricted Securities under state securities or Blue Sky laws, the Company shall use all reasonable efforts to obtain the withdrawal or lifting of such order at the earliest possible time;

              (iv) furnish to each of the selling Holders and each of the underwriter(s), if any, before filing with the Commission, copies of any Registration Statement or any Prospectus included therein or any amendments or supplements to any such Registration Statement or Prospectus (including all documents incorporated by reference after the initial filing of such Registration Statement), which documents will be subject to the review of such Holders and underwriter(s), if any, for a period of at least five business days, and the Company will not file any such Registration Statement or Prospectus or any amendment or supplement to any such Registration Statement or Prospectus (including all such documents incorporated by reference) to which a selling Holder of Transfer Restricted Securities covered by such Registration Statement or the underwriter(s), if any, shall reasonably object within five business days after the receipt thereof. A selling Holder or underwriter, if any, shall be deemed to have reasonably objected to such filing if such Registration Statement, amendment, Prospectus or supplement, as applicable, as proposed to be filed, contains a material misstatement or omission;

              (v) make available at reasonable times and upon reasonable notice for inspection by the selling Holders, any underwriter participating in any disposition pursuant to such Registration Statement, and any attorney or accountant retained by such selling Holders or any of the underwriter(s), all financial and other records, pertinent corporate documents and properties of the Company and cause the Company's' officers, directors and employees to supply all information reasonably requested by any such Holder, underwriter, attorney or accountant in connection with such Registration Statement subsequent to the filing thereof and prior to its effectiveness;

              (vi) if requested by any selling Holders or the underwriter(s), if any, promptly incorporate in any Registration Statement or Prospectus, pursuant to a supplement or post-effective amendment if necessary, such information as such selling Holders and underwriter(s), if any, may reasonably request to have included therein, provided such information is usual and customary in such a document, including, without limitation, information relating to the "Plan of Distribution" of the Transfer Restricted Securities, information with respect to the principal amount of Transfer Restricted Securities being sold to such underwriter(s), the purchase price being paid therefor and any other terms of the offering of the Transfer Restricted Securities to be sold in such offering; and make all required filings of such Prospectus supplement or post-effective amendment as soon as practicable after the Company is notified of the matters to be incorporated in such Prospectus supplement or post-effective amendment;

              (vii) furnish to each selling Holder and each of the underwriter(s), if any, without charge, one copy of the Registration Statement, as first filed with the Commission, and of each amendment thereto, including all documents incorporated by reference therein and all exhibits;

              (viii) deliver to each selling Holder and each of the underwriter(s), if any, without charge, as many copies of the Prospectus (including each preliminary prospectus) and any amendment or supplement thereto as such Persons reasonably may request; and the Company hereby consent to the use of the Prospectus and any amendment or supplement thereto (other than in those states or jurisdictions in which the Company has not complied with or satisfied the requirements of the relevant "blue sky" securities laws) by each of the selling Holders and each of the underwriter(s), if any, in connection with the offering and the sale of the Transfer Restricted Securities covered by the Prospectus or any amendment or supplement thereto;

              (ix) enter into such agreements (including an underwriting agreement), and make such representations and warranties, and take all such other actions in connection therewith in order to expedite or facilitate the disposition of the Transfer Restricted Securities pursuant to any Registration Statement contemplated by this Agreement, to the extent reasonably and customary in this type of offering and as may be reasonably requested by the Purchaser or by any Holder of Transfer Restricted Securities or underwriter in connection with any sale or resale pursuant to any Registration Statement contemplated by this Agreement; and if the registration is an Underwritten Registration, the Company shall:

                   (A)  furnish to each Purchaser, each selling
              Holder and each underwriter, if any, in such substance and scope as they may request and as are customarily made by issuers to underwriters in primary underwritten offerings, upon the date of the effectiveness of the Resale Registration Statement:

                        (1)  a certificate, dated the date of
                   effectiveness of the Resale Registration
                   Statement, as the case may be, signed by (i) the President or any Vice President and (ii) a principal financial or accounting officer of the Company, confirming, as of the date thereof, the matters set forth in paragraph (c) of Section 5 of the Placement Agreement and such other matters as such parties may reasonably request;

                        (2)  an opinion, dated the date of
                   effectiveness of the Resale Registration
                   Statement, as the case may be, of counsel for the Company, covering the matters set forth in paragraph (a) of Section 5 of the Placement Agreement and such other matter as such parties may reasonably request, and in any event including a statement to the effect that such counsel has participated in conferences with officers and other representatives of the Company, representatives of the independent public accountants for the Company, the Purchasers' representatives and the Purchaser's counsel in connection with the preparation of such Registration Statement and the related Prospectus and have considered the matters required to be stated therein and the statements contained therein, although such counsel has not independently verified the accuracy, completeness or fairness of such statements; and that such counsel advises that, on the basis of the foregoing, no facts came to such counsel's attention that caused such counsel to believe that the applicable Registration Statement, at the time such Registration Statement or any post-effective amendment thereto become effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the Prospectus contained in such Registration Statement as of its date, an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Without limiting the foregoing, such counsel may state further that such counsel assumes no responsibility for, and has not independently verified, the accuracy, completeness or fairness of the financial statements, notes and schedules and other financial data included in any Registration Statement contemplated by this Agreement or the related Prospectus; and

                        (3)  a customary comfort letter, dated as of
                   the date of effectiveness of the Resale
                   Registration Statement, as the case may be, from the Company's independent accountants, in the customary form and covering matters of the type customarily covered in comfort letters by underwriters in connection with primary underwritten offerings, and affirming the matters set forth in the comfort letters delivered pursuant to Section 5(b) of the Placement Agreement, without exception;

                   (B) set forth in full or incorporate by reference in the underwriting agreement, if any, the indemnification provisions and procedures of Section 7 hereof with respect to all parties to be indemnified pursuant to said Section; and

                   (C) deliver such other documents and certificates as may be reasonably requested by such parties to evidence compliance with clause (A) above and with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company pursuant to this clause (ix), if any.

              If at any time the covenants of the Company contemplated in clause (A)(1) above cease to be true and correct, the Company shall so advise the Purchasers and the underwriter(s), if any, and each selling Holder promptly and, if requested by such Persons, shall confirm such advice in writing;

              (x) prior to any public offering of Transfer Restricted Securities, cooperate with the selling Holders, the underwriter(s), if any, and their respective counsel in connection with the registration and qualification of the Transfer Restricted Securities under the securities or Blue Sky and securities laws of such jurisdictions as the selling Holders or underwriter(s) may reasonably request and do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Transfer Restricted Securities covered by the Resale Registration Statement; provided, that the Company shall not be required to register or qualify as a foreign corporation where it is not now so qualified or to take any action that would subject it to the service of process in suits or to taxation, other than as to matters and transactions relating to the Registration Statement, in any jurisdiction where it is not now so subject;

              (xi) cooperate with the selling Holders and the underwriter(s), if any, to facilitate the timely preparation and delivery of certificates representing Transfer Restricted Securities to be sold and not bearing any restrictive legends; and enable such Transfer Restricted Securities to be in such denominations and registered in such names as the Holders or the underwriter(s), if any, may reasonably request at least two business days prior to any sale of Transfer Restricted Securities made by such underwriter(s);

              (xii) use its reasonable best efforts to cause the Transfer Restricted Securities covered by the Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the seller or sellers thereof or the underwriter(s), if any, to consummate the disposition of such Transfer Restricted Securities, subject to the proviso contained in paragraph (x) above;

              (xiii) if any fact or event contemplated by paragraph (b)(iii)(D) above shall exist or have occurred, prepare a supplement or post-effective amendment to the Registration Statement or related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of Transfer Restricted Securities, the Prospectus will not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading;

              (xiv) provide a CUSIP number for shares of Common Stock and Underlying Common Stock that are Transfer
         Restricted Securities not later than the effective date of the Registration Statement;

              (xv) cooperate and assist in any filings required to be made with the NASD and in the performance of any due diligence investigation by any underwriter (including any "qualified independent underwriter") that is required to be retained in accordance with the rules and regulations of the NASD, and use its reasonable best efforts to cause such Registration Statement to become effective and approved by such governmental agencies or authorities as may be necessary to enable the Holders selling Transfer Restricted Securities to consummate the disposition of such Transfer Restricted Securities;

              (xvi) otherwise comply with all applicable rules and regulations of the Commission, and make generally available to its security holders, as soon as practicable, a consolidated earnings statement meeting the requirements of Rule 158 (which need not be audited) for the twelve-month period (A) commencing at the end of any fiscal quarter in which Transfer Restricted Securities are sold to underwriters in a firm or best efforts Underwritten Offering or (B) if not sold to underwriters in such an offering, beginning with the first month of the Company's first fiscal quarter commencing after the effective date of the Registration Statement;

              (xvii) cause all shares of Transfer Restricted Securities covered by the Registration Statement to be listed on each securities exchange or market, if applicable, on which similar securities issued by the Company are then listed if requested by the Holders of a majority in aggregate principal amount of the Notes or the managing underwriter(s); and

              (xviii)   provide promptly to each Holder upon request
         each document filed with the Commission pursuant to the requirements of Sections 13, 14 and 15 of the Exchange Act for a period of three years from the Closing Date.

         Each Holder agrees by acquisition of a Transfer Restricted Security that, upon receipt of any notice from the Company of the existence of any fact of the kind described in
Section 5(b)(iii)(D) hereof, such Holder will forthwith discontinue disposition of Transfer Restricted Securities pursuant to the applicable Registration Statement until such Holder's receipt of the copies of the supplemented or amended Prospectus, or until it is advised in writing (the "Advice") by the Company that the use of the Prospectus may be resumed, and has received copies of any additional or supplemental filings that are incorporated by reference in the Prospectus. If so directed by the Company, each Holder will deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such Holder's possession, of the Prospectus covering such Transfer Restricted Securities that was current immediately prior to the time of receipt of such notice. In the event the Company shall give any such notice, the time period regarding the effectiveness of such Registration Statement set forth in Section 3, shall be extended by the number of days during the period from and including the date of the giving of such notice pursuant to Section 5(c)(iii)(D) hereof to and including the date when each selling Holder covered by such Registration Statement shall have received the copies of the supplemented or amended Prospectus or shall have received the Advice.


SECTION 6.    REGISTRATION EXPENSES

         (a) All expenses incident to the Company's performance of or compliance with this Agreement will be borne by the Company, as the case may be, regardless of whether a Registration
Statement becomes effective, including without limitation: (i) all registration and filing fees and expenses (including filings made by any Purchaser or Holder with the NASD (and, if applicable, the fees and expenses of any "qualified independent underwriter" and its counsel that may be required by the NASD));
(ii) all fees and expenses of compliance with federal securities, foreign securities and state Blue Sky or securities laws; (iii) all expenses of printing (including the printing of Prospectuses), messenger and delivery services and telephone incurred by the Company; (iv) all fees and disbursements of counsel for the Company and, subject to Section 6(b) below, the Holders of Transfer Restricted Securities; (v) all application and filing fees in connection with listing the shares of the Common Stock or Underlying Common Stock on a national securities exchange or automated quotation system pursuant to the requirements hereof; (vi) all fees and disbursements of independent certified public accountants of the Company
(including the expenses of any special audit and comfort letters required by or incident to such performance); and (vii) all fees and charges of the Rating Agencies, if any; provided, that the Company will not bear certain personal expenses of a Holder who sells Transfer Restricted Securities, including, underwriting discounts, commissions, and messenger and delivery services and telephone expenses incurred by such selling Holders.

         The Company will, in any event, bear its internal expense (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expenses of any annual audit, all trustee and Rating Agency fees and charges and the fees and expenses of any Person, including special experts, retained by the Company.

         (b) In connection with any Registration Statement required by this Agreement (including, without limitation, the Resale Registration Statement), the Company will reimburse the Purchasers and the Holders of Transfer Restricted Securities being resold pursuant to registration pursuant to the Resale Registration Statement, as applicable, for the reasonable fees and disbursements of not more than one counsel, such counsel to be chosen by the Holders of a majority of the Transfer Restricted Securities (excluding, for this determination, Sovereign Bancorp, Inc., City National Bank of West Virginia and Emanuel J.
Friedman) for whose benefit such Registration Statement is being prepared.


SECTION 7.    INDEMNIFICATION

         (a) The Company shall indemnify and hold harmless (i) each Holder and (ii) each person, if any, who controls (within the meaning of Section 15 of the Act or Section 20 of the Exchange
Act) any Holder (any of the persons referred to in this clause
(ii) being hereinafter referred to as a "Controlling Person") and
(iii) the respective officers, directors, partners, employees, representatives and agents of any Holder or any Controlling
Person (any person referred to in clause (i), (ii) or (iii) may hereinafter be referred to as an "Indemnified Holder"), to the fullest extent lawful, from and against any and all losses, claims, damages, liabilities, judgments, actions and expenses (including without limitation, reimbursement of all reasonable costs of investigating, preparing, pursuing or defending any claim or action, or any investigation or proceeding by any governmental agency or body, commenced or threatened, including the reasonable fees and charges of one counsel to all Indemnified Holders as a group) directly or indirectly caused by, related to, based upon, arising out of or in connection with any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus (or any amendment or supplement thereto), or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or expenses are caused by an untrue statement or omission or alleged untrue statement or omission that is made in reliance upon and in conformity with information relating to any of the Holders furnished in writing to the Company by any of the Holders or counsel or agents of Holders expressly for use therein.

         In case any action or proceeding (including any governmental or regulatory investigation or proceeding) shall be brought or asserted against any of the Indemnified Holders with respect to which indemnity may be sought against the Company, such Indemnified Holder (or the Indemnified Holder controlled by such controlling person) shall promptly notify the Company in writing (provided, that the failure to give such notice shall not relieve the Company of its obligations pursuant to this Agreement unless and to the extent materially and adversely affected). Such Indemnified Holder shall have the right to employ its own counsel in any such action and the fees and expenses of such counsel shall be paid, as incurred, by the Company (regardless of whether it is ultimately determined that an Indemnified Holder is not entitled to indemnification hereunder); provided, that if the Indemnified Holder is not successful and it is determined that such Indemnified Holder is not entitled to indemnification hereunder, then such Indemnified Holder shall reimburse the Company for all monies advanced by the Company to which such Indemnified Holder was not entitled. The Company shall not, in connection with any one such action or proceeding or separate but substantially similar or related actions or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) at any time for such Indemnified Holders, which firm shall be designated by the Holders of a majority of the shares of Common Stock, Series A Preferred Stock, or Underlying Common Stock that are subject to, or affected by, such action or proceeding. The Company shall not be liable for any settlement of any such action or proceeding effected without the Company's prior written consent, which consent shall not be withheld unreasonably, and subject to the limitation contained in the prior paragraph the Company will indemnify and hold harmless any Indemnified Holder from and against any loss, claim, damage, liability or expense by reason of any settlement of any action effected with the prior written consent of the Company. The
Company shall not, without the prior written consent of each Indemnified Holder, settle or compromise or consent to the entry of judgment in or otherwise seek to terminate any pending or threatened action, claim, litigation or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not any Indemnified Holder is a party thereto), unless such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Holder from all liability arising out of such action, claim, litigation or proceeding.

         (b) Each Holder agrees, severally and not jointly, to indemnify and hold harmless the Company, and its respective directors, officers and any person controlling (within the meaning of Section 15 of the Act or Section 20 of the Exchange
Act) the Company, and the respective officers, directors, partners, employees, representatives and agents of each such person, to the same extent as the foregoing indemnity from the Company to each of the Indemnified Holders, but only with respect to claims and actions based on information relating to such Holder furnished in writing by such Holder expressly for use in any Registration Statement. In case any action or proceeding shall be brought against the Company or its directors or officers or any such controlling person in respect of which indemnity may be sought against a Holder of Transfer Restricted Securities, such Holder shall have the rights and duties given the Company and the Company or its directors or officers or such controlling person shall have the rights and duties given to each Holder by the preceding paragraph. In no event shall the liability of any selling Holder hereunder be greater in amount than the dollar amount of the net proceeds received by such Holder upon the sale of the Restricted Securities giving rise to such indemnification obligation.

         (c) If the indemnification provided for in this Section 7 is unavailable to an indemnified party under Section 7(a) or
Section 7(b) hereof (other than by reason of the exceptions provided therein) in respect of any losses, claims, damages, liabilities or expenses referred to therein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand, and the Holders on the other hand from their purchase of Transfer Restricted Securities or if such allocation is not permitted by applicable law, the relative fault of the Company on the one hand and of the Indemnified Holder on the other in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand, and of the Indemnified Holder on the other, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Indemnified Holder and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in the second paragraph of Section 7(a), any legal or other fees, expenses or charges reasonably incurred by such party in connection with investigating or defending any action or claim.

         The Company and each Holder of Transfer Restricted Securities agree that it would not be just and equitable if contribution pursuant to this Section 7(c) were determined by pro rata allocation (even if the Holders were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or expenses referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Holders' obligations to contribute pursuant to this Section 7(c) are several in proportion to the respective principal amount of Securities held by each of the Holders hereunder and are not joint.


SECTION 8.    RULE 144

         The Company hereby agrees with each Holder, for so long as any Transfer Restricted Securities remain outstanding, to make available to any Holder or beneficial owner of Transfer
Restricted Securities in connection with any sale thereof and any prospective purchaser of such Transfer Restricted Securities from such Holder or beneficial owner, the information required by Rule 144 under the Act in order to permit resales of such Transfer Restricted Securities pursuant to Rule 144.


SECTION 9.    PARTICIPATION IN UNDERWRITTEN REGISTRATIONS

         No Holder may participate in any Underwritten Registration hereunder unless such Holder (a) agrees to sell such Holder's
Transfer Restricted Securities on the basis provided in any underwriting arrangements provided by the Persons entitled hereunder to approve such arrangements and (b) completes and executes all reasonable questionnaires, powers of attorney, indemnities, underwriting agreements, lock-up letters and other documents required under the terms of such underwriting arrangements.


SECTION 10.   SELECTION OF UNDERWRITERS

         The Holders of Transfer Restricted Securities covered by the Resale Registration Statement who desire to do so may sell such Transfer Restricted Securities in an Underwritten Offering. In any such Underwritten Offering, the investment banker or investment bankers and manager or managers that will administer the offering will be selected by the Holders of a majority in aggregate principal amount of the Transfer Restricted Securities included in such offering; provided, that such investment bankers and managers must be reasonably satisfactory to the Company.


SECTION 11.   MISCELLANEOUS

         (a) Remedies. The Company agrees that monetary damages (including the liquidated damages contemplated hereby) would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agree to waive the defense in any action for specific performance that a remedy at law would be adequate.

         (b) No Inconsistent Agreements. The Company will not, on or after the date of this Agreement, enter into any agreement with respect to its securities that is inconsistent with the rights granted to the Holders in this Agreement or otherwise conflicts with the provisions hereof. The Company has not previously entered into any agreement granting any registration rights with respect to its securities to any Person, except as contemplated by the Offering Memorandum. The rights granted to the Holders hereunder do not in any way breach or conflict with and are not inconsistent with the rights granted to the holders of the Company's securities under any agreement in effect on the date hereof.

         (c) Adjustments Affecting the Securities Common Stock. The Company will not take any action, or permit any change to occur, with respect to the Securities that would materially and adversely affect the ability of the Holders to resell such Securities.

         (d) Amendments and Waivers. The provisions of this Agreement may not be amended, modified or supplemented, and waivers or consents to or departures from the provisions hereof may not be given unless the Company had obtained the written consent of Holders of a majority of the outstanding Transfer Restricted Securities. Notwithstanding the foregoing, a waiver or consent to departure from the provisions hereof that relates exclusively to the rights of Holders whose securities are being resold pursuant to the Resale Registration Statement and that does not affect directly or indirectly the rights of other Holders whose securities are not reselling pursuant to such Registration Statement may be given by the Holders of a majority of the outstanding Transfer Restricted Securities being resold pursuant to such Resale Registration Statement.

         (e) Notices. All notices and other communications provided for or permitted hereunder shall be made in writing by hand-delivery, first-class or certified mail, telex, telecopier, or reliable overnight delivery service:

              (i) if to a Holder, at the address set forth on the records of the Registrar under the Indenture, with a copy to the Registrar under the Indenture; and

              (ii) If to the Company:

                   Mego Mortgage Corporation
                   Fifth Floor
                   1000 Parkwood Circle
                   Atlanta, Georgia  30339
                   Telecopier No.:  (800) 694-6346
                   Attention:  Edward B. Meyercord

                   With a copy to:

                   Friedman, Billings, Ramsey & Co., Inc.
                   1001 Nineteenth Street North
                   Arlington, Virginia  22209
                   Telecopier No.:  (703) 312-9698
                   Attention:  F. Burke Dempsey

         All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, postage prepaid, if mailed; when answered back, if telexed; when receipt acknowledged, if telecopied; and on the next business day, if sent via a reliable overnight delivery service.

         (f) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties, including without limitation and without the need for an express assignment, subsequent Holders of Transfer Restricted Securities.

         (g) Counterparts. This Agreement may be executed in any number of counterparts, by the parties hereto, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

         (h) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

         (i) Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF GEORGIA,
WITHOUT REGARD TO THE CONFLICT OF LAW RULES THEREOF.

         (j) Severability. In the event that any one or more of the provisions contained herein, or the application thereof, in any circumstances, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

         (k) Entire Agreement. This Agreement together with the Purchase Agreement, and the Placement Agreement (as defined in the Purchase Agreement) is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter hereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein with respect to the registration rights granted by the Company with respect to the Transfer Restricted Securities. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


                                  MEGO MORTGAGE CORPORATION


                                   By:
                                       Name:  Jeffrey S. Moore
                                       Title:  President and Chief
                                       Executive Officer



                                    FRIEDMAN, BILLINGS, RAMSEY & CO.,
                                    INC.


                                     By:
                                         Name:  F. Burke Dempsey
                                         Title:    Managing Director